Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2008

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3724
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6276
Pre-Tax Preferred Stock Dividends	$2,103

FIXED CHARGES:
Interest Expense	$45,601
Amortization of Debt Premium, Discount and Expense	422
Interest Component of Rentals	1,609

Total Fixed Charges	47,632
Pre-Tax Preferred Stock Dividends	2,103

Total Fixed Charges and Preferred Stock Dividends	$49,735

EARNINGS:
Net Income before Dividends on Preferred Stock	$125,271
Add:
Income Taxes	74,339
Total Fixed Charges	47,632

Total Earnings	$247,242

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	5.0